HOWARD BANCORP, INC.

6011 University Blvd., Suite 370

Ellicott City, MD 21043

July 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dietrich King

Re:	Howard Bancorp, Inc.
Registration Statement on Form S-3 Filed July 17, 2017 File No. 333-219321

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Howard Bancorp, Inc. (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 9:30 a.m. Eastern Time on Wednesday, July 26, 2017, or as soon as possible thereafter.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Michael P. Reed, or Christopher J. DeCresce of Covington & Burling, LLP, who can be reached at (202) 662-5988 or (212) 841-1017, respectively.

Very truly yours,

HOWARD BANCORP, INC.

By:	/s/ Mary Ann Scully
Name:	Mary Ann Scully
Title:	President, Chairman and Chief Executive Officer